ARM AND SMIC EXTEND COMPREHENSIVE PRODUCT PORTFOLIO OF FREE LIBRARIES OF PHYSICAL IP TO 65nm and 40nm LL PROCESS TECHNOLOGY

Shanghai  [2010-10-11]

Collaboration enables broad adoption of ARM Industry-Proven physical IP targeting cost sensitive low power/high density mobile and portable applications

Cambridge, UK and Shanghai, China – October 11, 2010 — ARM and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 981) today announced an agreement to collaborate on the development of ARM leading physical IP library platform for SMIC 65nm LL and 40nm LL technology process nodes. This agreement will provide free access on the ARM DesignStart? online IP access portal to library suites of 9-track and 12-track multi-Vt logic libraries, power management kits, ECO kits and ARM high density optimized memory compilers. The agreement extends the longstanding partnership to provide their mutual customers with highly differentiated IP on a variety of process technologies including 180 nm, 130nm, 110nm and 90nm.

By leveraging ARM leadership in physical IP, SMIC will provide a design platform supported by a complete set of industry-proven ARM physical IP libraries. These libraries have been used in thousands of SoC designs worldwide and are tuned for the accuracy, performance, power and area requirements of low-power/high-density mobile and portable SoC products.

“As the leading provider of physical IP, ARM is pleased to collaborate with SMIC to enable broader adoption of our technology,” said Simon Segars, ARM, executive vice president and general manager, physical IP division. “With a comprehensive portfolio of ARM industry leading physical IP, our mutual customers will have free access to a complete IP solution for enabling cost-sensitive mobile and portable SoC applications featuring low-power and high-density.

“SMIC is committed to providing our customers with superior technology and support for their SoC designs,” said Chris Chi, Senior Vice President and Chief Business Officer of SMIC. “By expanding our partnership with ARM we are offering our customers an easy migration path to our 65nm and 40nm LL technology using industry leading ARM physical IP that can accelerate their time-to-volume production on our process platform.”

The complete suite of physical IP will be available for free download on ARM’s DesignStart? online access portal. The 65nm LL libraries will be available October 2010 and the 40nm LL will be available in Q1 2011.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:
• ARM website: http://www.arm.com/
• ARM Connected Community: http://www.arm.com/community/
• ARM Blogs: http://blogs.arm.com/
• ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
• ARM on Twitter:
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMLowPwr
• http://twitter.com/KeilTools
• http://twitter.com/ARMMali

ARM is a registered trademark of ARM Limited. DesignStart is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

ARM Contacts:
Erik Ploof
erik.ploof@arm.com
1(425)880-6033

Racepoint Group
RJ Bardsley
rjbardsley@racepointgroup.com
1 (415) 694-6740

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45/40nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Press Contacts:
SMIC Shanghai
Peter Lin
Public Relations
TEL¡G+8621 38610000 ext 12349
Email¡GPeter—LHH@smics.com

SMIC Shanghai
Angela Miao
Public Relations
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Email¡GAngela—Miao@smics.com